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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM 11-K

(MARK ONE)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2002

                                       or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from _________ to _________


Commission file number 333-85535


             Saga Communications, Inc. Employee Stock Purchase Plan
--------------------------------------------------------------------------------
                              (Full title of plan)


                            Saga Communications, Inc.
                               73 Kercheval Avenue
                       Grosse Pointe Farms, Michigan 48236
--------------------------------------------------------------------------------
                 (Name of Issuer of Securities Held Pursuant to
              Plan and Address of its Principal Executive Office)



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                            Saga Communications, Inc.
                          Employee Stock Purchase Plan

                           Financial Statements As of
                        December 31, 2002, 2001 and 2000
                       with Report of Independent Auditors



                                       2
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                            Saga Communications, Inc.
                          Employee Stock Purchase Plan

                              Financial Statements

                     As of December 31, 2002, 2001 and 2000
            and for the years ended December 31, 2002, 2001 and 2000



                                TABLE OF CONTENTS

                                                                  Page

   Report of Independent Auditors                                    4
   Financial Statements
   Statements of Financial Condition                                 5
   Statements of Income and Changes in Plan Equity                   6
   Notes to Financial Statements                                     7
   Other Information
   Signatures                                                       10
   Exhibit 23 - Consent of Independent Auditors                     11







                                       3
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                         Report of Independent Auditors

Plan Administrator
Saga Communications, Inc.
     Employee Stock Purchase Plan

We have audited the accompanying statements of financial condition of the Saga Communications, Inc. Employee Stock Purchase Plan as of December 31, 2002 and 2001 and the related statements of income and changes in plan equity for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Saga Communications, Inc. Employee Stock Purchase Plan at December 31, 2002 and 2001, and the results of its operations and changes in its plan equity for each of the three years in the period ended December 31, 2002, 2001 and 2000, in conformity with accounting principles generally accepted in the United States.

                                                          /s/ Ernst & Young LLP
                                                          ----------------------
                                                          Ernst & Young LLP

March 10, 2003
Detroit, Michigan



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             Saga Communications, Inc. Employee Stock Purchase Plan

                        Statements of Financial Condition

                                                                              DECEMBER 31,
                                                                          2002            2001
                                                                          ----            ----
Assets
Common stock of Saga Communications, Inc. at fair value
     (55,619 shares at a cost of $904,652 at December 31, 2002
     and 43,441 shares at a cost of $650,025 at December 31, 2001)     $1,056,761     $  719,387
                                                                       ==========     ==========

Plan Equity
Plan equity (144 participants at December 31, 2002
and 130 participants at December 31, 2001)                             $1,056,761     $  719,387
                                                                       ==========     ==========

See accompanying notes.

                                       5
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             Saga Communications, Inc. Employee Stock Purchase Plan

                 Statements of Income and Changes in Plan Equity

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                           2002             2001             2000
                                                       -----------      -----------      -----------
ADDITIONS:
     Participant contributions                         $   267,270      $   242,206      $   255,859
     Employer contributions                                 47,176           42,757           45,152
                                                       -----------      -----------      -----------
                                                           314,446          284,963          301,011
DEDUCTIONS:
     Plan distributions                                    (74,478)          (2,837)            --
                                                       -----------      -----------      -----------
                                                           239,968          282,126          301,011
Net unrealized appreciation/(depreciation) in fair
      value of investments                                  97,406          138,006          (68,763)
                                                       -----------      -----------      -----------
Net increase                                               337,374          420,132          232,248
Plan equity-beginning of period                            719,387          299,255           67,007
                                                       -----------      -----------      -----------
Plan equity-end of period                              $ 1,056,761      $   719,387      $   299,255
                                                       ===========      ===========      ===========

See accompanying notes.


                                       6
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                            Saga Communications, Inc.
                          Employee Stock Purchase Plan
                          Notes to Financial Statements
                                December 31, 2002

1. DESCRIPTION OF THE PLAN

In 1999, the stockholders of Saga Communications, Inc. ("Company") approved the Saga Communications, Inc. Employee Stock Purchase Plan ("Plan") under which 1,562,500 shares of the Company's Class A Common Stock could be sold to the Company's employees. The Plan was effective July 1, 1999, and employees were eligible to begin contributing on October 1, 1999.

Employees are eligible to participate in the Plan if they are employed by the Company or any of its subsidiaries and 1) customarily works a minimum of 20 hours per week and 2) have completed six consecutive months of service.

Each calendar year quarter, an offering is made to eligible employees to purchase Class A Common Stock of the Company under the provisions of the Plan. An eligible employee may elect to withhold 1 to 10 percent of their compensation (up to a limit of $25,000 per year) to purchase shares of the Company's stock at a price equal to 85 percent of the fair value of the stock as of the last day of such quarter. The Company contributes the difference between the cost of shares acquired and the participant purchase price.

Participants are not permitted under the Plan to dispose of any shares purchased under the Plan within two years after the later of (i) the beginning of the quarter in which a deduction was taken from the participant's compensation for the purchase of the shares, or (ii) the expiration of one year from the date the shares were transferred to the participant.

Participants are immediately 100% vested in the Plan.

Shares are purchased on the last day of each quarter. There were 15,868, 18,476 and 21,011 shares issued under the Plan during 2002, 2001 and 2000, respectively. There were 3,691 and 183 shares disposed of during 2002 and 2001, respectively.

The Plan will terminate upon the issuance of 1,562,500 shares pursuant to the Plan, unless an extension of the Plan is approved by the stockholders of the Company. In any event, the Plan will not continue beyond December 31, 2008. The Company currently has no intention of terminating the Plan.



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                            Saga Communications, Inc.
                          Employee Stock Purchase Plan
                    Notes to Financial Statements (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

On June 15, 2002, the Company consummated a five-for-four split of its Common Stock. All share information in the accompanying financial statements have been restated retroactively to reflect the split.

ADMINISTRATIVE EXPENSES

The costs of administering the Plan shall be borne by the Company unless and until a participant receives written notice of the impositions of administrative costs, with such costs to begin effective with the next offering as described in
Note 1. Currently, the Company pays all administrative fees and costs associated with the Plan. Brokerage fees or commissions when Class A Common Stock is sold are paid by the participants.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FAIR VALUE OF INVESTMENT

The fair value of common stock held in the Plan is based on the quoted market price of the Company's Class A Common Stock on the last business day of the plan year.

3. INCOME TAX STATUS

The Plan qualifies as an employee stock purchase plan under Section 423 of the Internal Revenue Code (the "Code") which allows employees to purchase stock at a discount without immediate taxation on the amount of the discount. The plan is not subject to the Employee Retirement Income Security Act of 1974 (ERISA).



                                       8
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                                  EXHIBIT INDEX

Exhibit

23      Consent of Ernst & Young LLP



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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              SAGA COMMUNICATIONS, INC.
                                              EMPLOYEE STOCK PURCHASE PLAN


Date:  March 24, 2003                         /s/ Marcia K. Lobaito
                                              ---------------------
                                              Marcia K. Lobaito
                                              Plan Administrator



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